VectivBio Reports Full Year 2021 Financial Results and Provides Business Update

Significant Progress Across Multiple Programs with Key Upcoming Catalysts Beginning H2 2022

STARS Phase 3 Program of Apraglutide in Short Bowel Syndrome with Intestinal Failure (SBS-IF) On-Track for Topline Results at End of 2023

Cash Runway Extends Beyond Anticipated Release of Topline STARS Phase 3 Data

Management to Host Conference Call Today at 8.00 a.m. ET

BASEL, Switzerland, April 7, 2022 – VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel transformational treatments for severe rare conditions, today reported financial results and provided a business update for the full year ended December 31, 2021.

“Since our founding in 2019, VectivBio has continued to make progress in executing against strategic clinical and corporate objectives. In 2021, we conducted a successful IPO and initiated our pivotal program for apraglutide in patients with short bowel syndrome with intestinal failure (SBS-IF), encompassing the Phase 3 STARS study and the Phase 2 STARS Nutrition study, the first-ever dedicated clinical study in the subset of SBS-IF patients with colon-in-continuity (CIC). In addition, we acquired the modular Comet platform, from which we expect to drive pipeline growth with several small molecules for the treatment of inherited metabolic diseases,” said Luca Santarelli, M.D., Ph.D., Founder and Chief Executive Officer of VectivBio.

Santarelli went on to say, “We’ve continued to make significant advancements in 2022, including the launch of our STARGAZE proof-of-concept study in GvHD. Additionally, we recently announced a licensing deal with Asahi Kasei Pharma Corporation to develop and commercialize apraglutide in Japan and a credit facility of up to $75M with Kreos Capital. These two deals, combined with our current cash, provide a financial runway that takes us beyond the anticipated release of topline STARS data at the end of 2023.”

Dr. Santarelli continued, “Looking forward, we are positioned strategically ahead of upcoming data readouts. We look forward to sharing interim data from STARS Nutrition at a scientific conference in the fall, and interim data from STARGAZE in the first half of 2023. We believe these data will demonstrate apraglutide’s potential as a best-in-class GLP-2 analog for treatment of SBS-IF and a first-in-class, regenerative therapy for steroid-refractory aGvHD.”

Business Update

Apraglutide: Next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal (GI) diseases where GLP-2 can play a central role in addressing disease pathophysiology, including SBS-IF and aGvHD.

•In March 2022, the Company entered into an exclusive licensing agreement with Asahi Kasei Pharma Corporation (“Asahi Kasei Pharma”) to develop and commercialize apraglutide, a next-generation, long-acting GLP-2 analog, for the treatment of SBS-IF, steroid-refractory aGvHD and future indications in Japan. Under the terms of the agreement, VectivBio will receive an upfront cash payment of approximately $30 million ($5 million of which is the first installment of the development cost-sharing) and eligibility for up to approximately $170 million in milestone payments if certain development, regulatory and commercial events are achieved. VectivBio is also eligible to receive tiered, double-digit, escalating royalties on sales of apraglutide in Japan.

Apraglutide for SBS-IF:
•Enrollment is on track in STARS (STudy of ApRaglutide in SBS), a pivotal Phase 3 trial designed to support a differentiated label and improved outcomes in SBS-IF. The study includes novel secondary endpoints to prospectively demonstrate meaningful efficacy in patients with different types of remnant bowel anatomy, including CIC, which represents the majority of patients with SBS-IF. The Company expects to report topline data from this study at the end of 2023.
•Enrollment is ongoing in STARS Nutrition, a multicenter, open-label metabolic balance study of apraglutide designed to evaluate the effects of apraglutide on intestinal absorption in SBS-IF patients with CIC including metabolic balance and PS reduction. The Company plans to report interim results in H2 2022.
•In March, the Company presented data from a Phase 1 study of apraglutide showing that it was well-tolerated without over-exposure in subjects with severe renal impairment and that no dose adjustment is required in this patient population.
Apraglutide for aGvHD:
•In March, VectivBio launched STARGAZE, a randomized, double-blind, Phase 2 study designed to evaluate weekly dosing of apraglutide in combination with systemic corticosteroids and ruxolitinib in patients with steroid-refractory gastrointestinal aGvHD. VectivBio believes apraglutide may offer a novel, regenerative approach to the treatment of aGvHD, where there is a significant need for more effective and non-immunosuppressive therapies. The Company anticipates dosing the first patient in the coming weeks and reporting interim data in H1 2023. Apraglutide previously received orphan drug designation from the FDA for the prevention of aGvHD in June 2021.
•In March, VectivBio presented preclinical data supporting apraglutide as a potential novel regenerative approach for the prevention and treatment of acute GvHD at the 48th Annual Meeting for the European Society for Blood and Marrow Transplantation (EBMT). These data support the potential therapeutic role of apraglutide in reducing GI damage and limiting mortality from GvHD.
Comet Platform: Modular, small molecule platform applying innovative chemistry to address severe Inherited Metabolic Diseases (IMDs) in pediatric populations with a deficit of energy metabolism caused by the depletion of functional Coenzyme A (“CoA”).
•VectivBio plans to initiate a first-in-human trial of VB-1197, the first candidate from the Comet platform, in H2 2023. VB-1197 is initially being evaluated for the treatment of methylmalonic acidemia (MMA) and propionic acidemia (PA).
Corporate Updates:
•In March 2022, VectivBio entered into a debt facility agreement with Kreos Capital, granting the Company access to the EUR equivalent of up to $75 million USD. The proceeds from this debt facility, together with the proceeds from the Asahi Kasei Pharma licensing agreement also entered into in March 2022, are anticipated to provide the Company with the financial runway beyond topline STARS data.
Full Year 2021 Financial Results
•Research and development (R&D) Expenses: R&D expenses were $50.2 million for the year ended December 31, 2021, as compared to $43.0 million for year ended December

31, 2020. The increase of $7.2 million in R&D expenses year-over-year was primarily due to an increase of $18.0 million related to our STARS program, our proof-of-concept clinical trial in GvHD, our manufacturing and the dual-chamber syringe activities; an increase of $9.0 million of employee expenses due largely to a non-cash share-based compensation to support the growth of the Company’s research and development programs and a decrease of $19.8 million related to revaluation of contingent liabilities.
•General and Administrative (G&A) Expenses: G&A expenses were $36.5 million for the year ended December 31, 2021, compared to $14.2 million for the year ended December 31, 2020. The increase of $22.3 million was primarily due to an increase of $15.1 million in employee expenses primarily due to a non-cash share-based compensation and $7.2 million mainly related to increased professional services for the preparation of the initial public offering, for operating as a public company and to support the growth of the Company.
•Net Loss: Net loss attributable to ordinary shareholders for the year ended December 31, 2021, was $87.0 million, or per basic and diluted share of $3.23. This compares with a net loss of $59.9 million, or per basic and diluted share of $6.24, for the year ended December 31, 2020.
•Cash Position: Cash and cash equivalents were $102.7 million as of December 31, 2021, compared to $40.2 million during the same period in 2020. The cash and cash equivalent of $102.7 million combined with the expected proceeds of up to $117 million from the agreements signed with Kreos Capital and Asahi Kasei Pharma Corporation in March 2022, are anticipated to provide the Company with the financial runway beyond topline STARS data.
Announcement of the Annual General Meeting of Shareholders of VectivBio

The board of directors of the Company has resolved to hold the annual general meeting of shareholders of VectivBio Holding AG (the AGM) on June 30, 2022 at 2:00 p.m. CEST/8:00 a.m. EDT at the registered office of the Company (Aeschenvorstadt 36, 4051 Basel, Switzerland).

The invitation, together with the proposal and further details on the AGM, will be published in due course.

Conference Call Details

The Company will discuss these results on a conference call today, April 7, 2022, at 8:00 a.m. ET.

To participate in the live call, please dial 855-307-5413 (domestic) or 929-517-0945 (international) and refer to conference ID number 9892600. A webcast will be accessible under Events and Presentations in the Investors & Media section of VectivBio’s website at ir.vectivbio.com. An archived replay of the webcast will be available on VectivBio’s website approximately two hours after the conference call and will be available for 30 days following the call.

About VectivBio AG

VectivBio (Nasdaq: VECT) is a global clinical-stage biotechnology company focused on transforming and improving the lives of patients with severe rare conditions. Lead product candidate apraglutide is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).

VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). CoMET leverages innovative chemistry, based on a proprietary stabilized pantetheine backbone, to restore fundamental cellular metabolism in pediatric populations with IMDs characterized by a deficit of energy metabolism caused by the depletion of functional Coenzyme A (“CoA”). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidemias.

Learn more at www.vectivbio.com, and follow us on LinkedIn and Twitter.

Forward Looking Statements:

Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning the Company’s plans regarding the use of funds from the debt facility with Kreos Capital and its partnership agreement with Asahi Kasei Pharma Corporation, and the prospects of apraglutide and its Comet platform, as well as potential upcoming data readouts from its clinical trials. All of such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond VectivBio’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Such risks and uncertainties include, but are not limited to: the impacts of the Russian/Ukrainian war and the ongoing COVID-19 pandemic, including interruptions or other adverse effects on clinical trials and delays in regulatory review; delay in or failure to obtain regulatory approval of VectivBio’s product candidates and successful compliance with FDA and other governmental regulations applicable to product approvals; the risks inherent in drug development and in conducting clinical trials; and those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Annual Report for the year ending December 31, 2021 on Form 20-F filed with the Securities and Exchange Commission on April 7, 2022. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

VectivBio Contacts:
Claudia D’Augusta
VectivBio Chief Financial Officer
claudia.daugusta@vectivbio.com

Investors:
Investor Relations
ir@vectivbio.com

VectivBio Holding AG
Consolidated and carve-out statements of operations and other comprehensive loss

In thousands of United States dollars ("USD")	For the year ended December 31,
	2021	2020	2019
CONSOLIDATED STATEMENTS OF OPERATIONS
Research and development expenses	(50,180)	(43,035)	(15,980)
General and administrative expenses	(36,536)	(14,226)	(8,335)
Operating loss	(86,716)	(57,261)	(24,315)

Financial income	—	1	15
Financial expense	(36)	(1,118)	(50)
Foreign exchange differences, net	(193)	(1,565)	869
Loss before income taxes	(86,945)	(59,943)	(23,481)
Income taxes	(64)	—	—
Net loss	(87,009)	(59,943)	(23,481)

OTHER CONSOLIDATED COMPREHENSIVE INCOME OR LOSS, NET OF INCOME TAX
Remeasurement of net pension liabilities	457	(858)	(678)
Total items that will not be reclassified subsequently to profit or loss	457	(858)	(678)
Exchange differences arising on translation of foreign operations	853	801	338
Total items that may be reclassified subsequently to profit or loss	853	801	338
Total other comprehensive loss, net of income tax	1,310	(57)	(340)
Total comprehensive loss	(85,699)	(60,000)	(23,821)

LOSS PER SHARE
Basic and diluted loss per share (in USD)	(3.23)	(6.24)	(2.49)

VectivBio Holding AG
Consolidated and carve-out statements of financial position

In thousands of USD	As of December 31,
	2021	2020	2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	51	173	192
Goodwill	925	901	883
Intangible assets	25,122	21,758	21,329
Right-of-use assets	291	114	245
Financial assets	61	64	72
Total non-current assets	26,450	23,010	22,721
CURRENT ASSETS
Other current receivables	777	963	252
Other current assets	6,597	6,417	1,118
Cash and cash equivalents	102,707	40,172	19,813
Total current assets	110,081	47,552	21,183
Total assets	136,531	70,562	43,904
EQUITY AND LIABILITIES
EQUITY
Share capital	1,900	1,370	492
Reserves	246,815	101,933	24,479
Accumulated losses	(132,716)	(71,065)	(15,709)
Total equity	115,999	32,238	9,262
NON-CURRENT LIABILITIES
Lease liabilities	158	4	106
Net pension liabilities	3,190	3,557	1,983
Total non-current liabilities	3,348	3,561	2,089
CURRENT LIABILITIES
Convertible loans at fair value	—	—	19,737
Contingent consideration liabilities	—	19,140	6,202
Trade payables	8,595	9,490	3,222
Accrued expenses	8,339	5,247	2,876
Other current liabilities	116	774	374
Lease liabilities	134	112	142
Total current liabilities	17,184	34,763	32,553
Total liabilities	20,532	38,324	34,642
Total equity and liabilities	136,531	70,562	43,904